Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 4 to the Registration Statement of Noventiq Holding Company on Form F-4 (No. 333-276351) of our report dated November 29, 2023, with respect to our audits of the consolidated financial statements of Noventiq Holdings PLC as of March 31, 2023 and 2022 and for the years then ended, which report appears in the Prospectus as part of this Registration Statement. Our report includes an explanatory paragraph relating to the correction of material misstatements in the 2022 consolidated financial statements, an explanatory paragraph relating to a change in accounting principle over revenue recognition, and an emphasis of matter paragraph relating to the presentation of discontinued operations.

We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ UHY LLP

Melville, NY
May 15, 2024